Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-123677
PROSPECTUS
NRG Energy, Inc.
420,000 Shares of 4% Convertible Perpetual Preferred Stock
10,500,000 Shares of Common Stock issuable upon conversion of the Preferred Stock

        This prospectus relates to the offer and resale, from time to time, of up to 420,000 shares of 4% Convertible Perpetual Preferred Stock, par value $0.01, and the shares of our common stock, par value $0.01, issuable upon the conversion of the preferred stock. These shares are being offered to the public market by those individuals named in the section of this prospectus entitled “Selling Stockholders,” as described under the section of this prospectus entitled “Plan of Distribution.” We originally issued the preferred stock in a private placement on December 21, 2004. The selling stockholders will receive the proceeds from the sale of the preferred stock and common stock, but we will bear the costs relating to the registration of the preferred stock and common stock.
      For a more detailed description of the preferred stock, see “Description of the Preferred Stock” beginning on page 19.
      Our common stock is traded on the New York Stock Exchange under the symbol “NRG.” At May 31, 2005, the last reported sale price of our common stock was $35.75 per share. The shares of preferred stock issued in the initial private placement are eligible for trading in the Portalsm Market of the Nasdaq Stock Market, Inc. The preferred stock sold using this prospectus, however, will no longer be eligible for trading in the Portalsm Market of the Nasdaq Stock Market, Inc. We do not intend to list the preferred stock on any national securities exchange or automated quotation system.
       An investment in the preferred stock or common stock involves a high degree of risk. You should carefully consider the risk factors beginning on page 6 of this prospectus and any other information in this prospectus before deciding to purchase the preferred stock or common stock.

       The securities offered in this prospectus have not been recommended by the Securities and Exchange Commission or any state or foreign securities commission or any regulatory authority. These authorities have not confirmed the accuracy or determined the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated June 2, 2005.

      You should rely on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations, cash flows and prospects may have changed since that date.
      You should read the entire prospectus, especially the risks set forth under the heading “Risk Factors,” and complete your own examination before making an investment decision.
WHERE YOU CAN FIND MORE INFORMATION
      We file reports, proxy and information statements and other information with the SEC. We have filed a registration statement on Form S-3 with the SEC of which this prospectus is a part. This prospectus does not contain all of the information included in the registration statement, and you should refer to the registration statement and its exhibits and any related prospectus supplement to read that information. References in this prospectus and any related prospectus supplement to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to or incorporated by reference in the registration statement for copies of the actual contract or document.
      You may read and copy the registration statement, the related exhibits and the other material we file with the SEC at the SEC’s public reference room at 450 Fifth Street, NW, Washington, DC 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site’s address is www.sec.gov.
      The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we later file with the SEC will automatically update and supersede the information contained or incorporated by reference in this prospectus. Accordingly, we incorporate by reference:

•	our annual report on Form 10-K for the year ended December 31, 2004;

•	our quarterly report on Form 10-Q for the quarterly period ended March 31, 2005;

•	our definitive proxy statement on Schedule 14A filed on April 12, 2005;

•	our Form 8-A filed on December 10, 2003, as amended on March 22, 2004; and

•	our current report on Form 8-K filed on February 24, 2005; current report on Form 8-K filed on March 3, 2005; two current reports on Form 8-K filed on March 30, 2005; current report on Form 8-K filed on May 24, 2005; current report on Form 8K/ A filed on May 24, 2005; and current report on Form 8-K/ A filed on May 25, 2005.
      All documents which we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of an offering pursuant to this prospectus shall be deemed to be incorporated by reference into this prospectus from the date of filing of such documents. These documents are or will be available for inspection or copying at the locations identified above.

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      We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been or may be incorporated by reference in this prospectus. You should direct requests for documents by writing to:
NRG Energy, Inc.
211 Carnegie Center
Princeton, New Jersey 08540
(609) 524-4500
Attention: General Counsel

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SUMMARY

The following summary does not contain all the information that may be important to you and is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus, especially the risks set forth under the heading “Risk Factors,” and complete your own examination of us and the terms of the preferred stock or common stock before making an investment decision. In this prospectus, unless the context requires otherwise: “NRG Energy,” “NRG,” “we,” “us” and “our” refer to NRG Energy, Inc. and its subsidiaries.
Overview of NRG

NRG Energy is a wholesale power generation company, primarily engaged in the ownership and operation of power generation facilities, the transacting in and trading of fuel and transportation services and the marketing and trading of energy, capacity and related products in the United States and internationally. We have a diverse portfolio of electric generation facilities in terms of geography, fuel type and dispatch levels. Our principal domestic generation assets consist of a diversified mix of natural gas-, coal- and oil-fired facilities, representing approximately 40%, 31% and 29% of our total domestic generation capacity, respectively. In addition, 23% of our domestic generating facilities have dual- or multiple-fuel capacity, which may allow plants to dispatch with the lowest cost fuel option.

Our two principal operating objectives are to optimize performance of our entire portfolio, and to protect and enhance the market value of our physical and contractual assets through the execution of asset-based risk management, marketing and trading strategies within well-defined risk and liquidity guidelines. We manage the assets in our core regions on a portfolio basis as integrated businesses in order to serve the requirements of the load-serving entities in our core markets. Our business involves the reinvestment of capital in our existing assets for reasons of repowering, expansion, environmental remediation, operating efficiency, reliability programs, greater fuel optionality, greater merit order diversity, enhanced portfolio effect or for alternative use, among other reasons. Our business also may involve acquisitions intended to complement the asset portfolios in our core regions, and from time to time we may also consider and undertake other merger and acquisition transactions that are consistent with our strategy.

We were incorporated as a Delaware corporation on May 29, 1992. Our common stock is listed on the New York Stock Exchange under the symbol “NRG”. Our headquarters and principal executive offices are located at 211 Carnegie Center, Princeton, New Jersey 08540. Our telephone number is (609) 524-4500. The address of our website is www.nrgenergy.com. Our recent annual reports, quarterly reports, current reports and other periodic filings are available free of charge through our website. Our Corporate Governance Guidelines and the charters of our Audit, Compensation and Governance and Nominating Committees are also available on our website at www.nrgenergy.com/investor/corpgov.htm. These charters are available in print to any shareholder who requests them.

You can get more information regarding our business by reading our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and the other reports we file with the Securities and Exchange Commission. See “Where You Can Find More Information.”
The Offering

Preferred Stock Offered by the Selling Holders	Up to 420,000 shares of 4% Convertible Perpetual Preferred Stock, par value $0.01 per share.

Common Stock Offered by the Selling Holders	Up to 10,500,000 shares, based upon an initial conversion price of $40 per share of common stock. The conversion price is subject to adjustment as described in “Description of the Preferred Stock — Adjustments of Conversion Rate.”

Liquidation preference	$1,000 per share of preferred stock.

Dividend	Holders of preferred stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available therefor, cash dividends at the rate of 4% per annum, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, commencing March 15, 2005. Dividends on the preferred stock will be cumulative from the date of initial issuance. Accumulated but unpaid dividends cumulate dividends at the annual rate of 4%.

For so long as the preferred stock remains outstanding, (1) we will not declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any junior stock or parity stock, and (2) neither we, nor any of our subsidiaries, will, subject to certain exceptions, redeem, purchase or otherwise acquire for consideration junior stock or parity stock through a sinking fund or otherwise, in each case, unless we have paid or set apart funds for the payment of all accumulated and unpaid dividends, including liquidated damages, if any, with respect to the shares of preferred stock and any parity stock for all preceding dividend periods. See “Description of the Preferred Stock — Dividends.”

We have not declared or paid dividends on our common stock, and the payment of dividends is limited by our credit agreement. On March 15, 2005, we paid dividends on our preferred stock.

Conversion of preferred stock	The preferred stock is convertible, at the option of the holder, at any time into shares of our common stock at an initial conversion price of $40.00 per share, which is equal to an approximate conversion rate of 25 shares of our common stock per share of preferred stock.

The conversion price may be adjusted for certain reasons, including for any future common stock dividends, but will not be adjusted for accumulated and unpaid dividends or liquidated damages, if any. Upon conversion, holders will not receive any cash payment representing accumulated dividends, if any. Instead, accumulated dividends, if any, will be deemed paid by the issuance of the common stock received by holders on conversion.

If a fundamental change occurs, we will adjust the conversion price as described under “Description of the Preferred Stock — Adjustments to the Conversion Price — Adjustment for a Fundamental Change” or “— Public Acquirer Fundamental Change,” as applicable.

If we declare a cash dividend or cash distribution to holders of our common stock, the conversion price shall be decreased to equal the price determined by multiplying the conversion price in effect immediately prior to the record date for such dividend or distribution by the following fraction:

(Pre-Dividend Sale Price - Dividend Adjustment Amount)
(Pre-Dividend Sale Price)

“Pre-Dividend Sale Price” means the average common stock price for the three consecutive trading days ending on the trading day immediately preceding the record date for such dividend or distribution.

“Dividend Adjustment Amount” means the full amount of the dividend or distribution to the extent payable in cash applicable to one common share. See “Description of the Preferred Stock — Adjustments to the Conversion Price.”

Optional redemption of preferred stock	We may not redeem any shares of preferred stock at any time before December 20, 2009. On or after December 20, 2009, we may redeem some or all of the preferred stock with cash at a redemption price equal to 100% of the liquidation preference, plus accumulated but unpaid dividends, including liquidated damages, if any, to the redemption date. The terms of the indenture governing our senior secured notes and our senior credit facility could restrict our ability to redeem shares of preferred stock for cash.

If full cumulative dividends on the preferred stock have not been paid, the preferred stock may not be redeemed, and we may not purchase or acquire any shares of preferred stock other than pursuant to a purchase or exchange offer made on the same terms to all holders of preferred stock.

The preferred stock is not subject to any mandatory redemption or sinking fund provision.

Fundamental change with respect to preferred stock	If we become subject to a fundamental change, each holder of shares of preferred stock will have the right to require us to purchase any or all of its shares with cash at a purchase price equal to 100% of the liquidation preference, plus accumulated and unpaid dividends, including liquidated damages, if any, to the date of purchase. Our ability to purchase all or a portion of preferred stock for cash is subject to our obligation to repay or repurchase any outstanding debt required to be repaid or repurchased in connection with a fundamental change and to any contractual restrictions then contained in our debt.

We will not be required to repurchase any shares of preferred stock if the closing stock price of our common stock for the five trading days within the 10 consecutive trading days ending immediately before the later of the fundamental change or the public announcement thereof equals or exceeds 105% of the applicable conversion price of the preferred stock immediately before the fundamental change or public announcement.

In addition, holders of shares of preferred stock shall not have the right to require us to repurchase shares of preferred stock upon a fundamental change (i) unless such purchase complies with the indenture governing our senior secured notes and our anticipated amended and restated credit facility and (ii) unless and until our board of directors has approved such fundamental change or elected to take a neutral position with respect to such fundamental change.

Voting rights	Each holder of preferred stock will have one vote for each share held by the holder on all matters voted upon by the holders of our common stock, as well as voting rights specifically provided for in our amended and restated certificate of incorporation or as otherwise from time to time required by law. In addition, whenever (1) dividends on the preferred stock or any other class or series of stock ranking on a parity with the preferred stock with respect to the payment of dividends are in arrears for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters, or (2) we fail to pay the redemption price on the date shares of preferred stock are called for redemption or the purchase price on the purchase date for shares of preferred stock following a change of control, then, in each case, the holders of preferred stock (voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two of the authorized number of our directors at the next annual meeting of stockholders and at each subsequent meeting until all dividends accumulated or the redemption price on the preferred stock have been fully paid or set apart for payment. The term of office of all directors elected by the holders of preferred stock will terminate immediately upon the termination of the rights of the holder of preferred stock to vote for directors. Upon election of any additional directors, the number of directors that comprise our board will be increased by the number of such additional directors. Holders of shares of preferred stock will have one vote for each share of preferred stock held.

Ranking	The preferred stock will be, with respect to dividend rights and rights upon liquidation, winding up or dissolution:

• junior to all our existing and future debt obligations;

• junior to each other class or series of our capital stock other than (1) our common stock and any other class or series of our capital stock the terms of which provide that such class or series will rank junior to the preferred stock and (2) any other class or series of our capital stock the terms of which provide that such class or series will rank on a parity with the preferred stock;

• on a parity with any other class or series of our capital stock the terms of which provide that such class or series will rank on a parity with the preferred stock;

• senior to our common stock and any other class or series of our capital stock the terms of which provide that such class or series will rank junior to the preferred stock; and

• effectively junior to all of our subsidiaries’ (1) existing and future liabilities and (2) capital stock held by others.

Use of proceeds	All of the shares of preferred stock and common stock offered hereby are being sold by the selling stockholders. We will not receive any proceeds from the sale of preferred stock and common stock in this offering.

Absence of a public market for the preferred stock	The shares of preferred stock issued in the initial private placement are eligible for trading in the Portalsm Market of the Nasdaq Stock

Market, Inc. The preferred stock sold using this prospectus, however, will no longer be eligible for trading in the Portalsm Market of the Nasdaq Stock Market, Inc. We do not intend to list the preferred stock on any national securities exchange or automated quotation system.

Listing of our Common Stock	Our common stock is traded on the New York Stock Exchange under the symbol “NRG.” At May 31, 2005, the last reported sale price of our common stock was $35.75 per share.

Risk factors	See “Risk Factors” and the other information in this prospectus and our SEC filings for a discussion of the factors you should carefully consider before deciding to invest in the preferred stock.

Ratio of Earnings to Fixed Charges and Preference Dividends

	Ratio

Reorganized NRG
Quarterly Period Ended March 31, 2005	—	(1)
Year Ended December 31, 2004	1.77	x
December 6, 2003 Through December 31, 2003	1.63	x
Predecessor Company
January 1, 2003 Through December 5, 2003	9.82	x(2)
Year Ended December 31, 2002	—	(3)
Year Ended December 31, 2001	1.26	x
Year Ended December 31, 2000	1.81	x

(1)	For the three months ended March 31, 2005, the deficiency of earnings to fixed charges was $11,098,000.

(2)	For the period January 1, 2003 through December 5, 2003, the earnings include a one time earning of $4,118,636,000 due to Fresh Start adjustments.

(3)	For the year ended December 31, 2002, the deficiency of earnings to fixed charges was $3,023,467,000.

RISK FACTORS
      Investing in our preferred stock and common stock involves a high degree of risk. You should carefully consider the risk factors set forth under the section entitled “Risks Related to NRG Energy, Inc.” in our annual report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference into this prospectus. You should also carefully consider the risks described below, together with the other information contained in this prospectus, contained in our SEC filings or derived from your own examination of us and the terms of the preferred stock and common stock, before making your decision to invest in shares of our preferred stock and common stock.
Risks Related to the Preferred Stock and the Common Stock

The preferred stock ranks junior to all of our liabilities.
      The preferred stock ranks junior to all of our liabilities. In the event of our bankruptcy, liquidation or winding-up, our assets will be available to pay obligations on the preferred stock, including the purchase of your shares of the preferred stock for cash upon a fundamental change, only after all our indebtedness and other liabilities have been paid. In addition, the preferred stock will effectively rank junior to all existing and future liabilities of our subsidiaries and any capital stock of our subsidiaries held by others. The rights of holders of the preferred stock to participate in the distribution of assets of our subsidiaries will rank junior to the prior claims of that subsidiary’s creditors and any other equity holders. Consequently, if we are forced to liquidate our assets to pay our creditors, we may not have sufficient assets remaining to pay amounts due on any or all of the preferred stock then outstanding. We and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the preferred stock.

We may not be able to pay the purchase price of the preferred stock in cash upon a fundamental change. We also could be prevented from paying dividends on shares of the preferred stock.
      In the event of a fundamental change you will have the right to require us to purchase with cash all your shares of preferred stock. However, we may not have sufficient cash to purchase your shares of preferred stock upon a fundamental change or may be otherwise unable to pay the purchase price in cash.
      In addition, holders of shares of preferred stock shall not have the right to require us to repurchase shares of preferred stock upon a fundamental change (i) unless such purchase complies with our indenture governing our senior secured notes and our anticipated amended and restated credit facility and (ii) unless and until our board of directors has approved such fundamental change or elected to take a neutral position with respect to such fundamental change. Also, the terms of the indenture governing our senior secured notes, our existing credit facility and our anticipated amended and restated credit facility contain or will contain, as applicable, limitations on our ability to pay the purchase price of the preferred stock in cash. In addition, they contain restrictions that could limit our ability to pay dividends on the shares of preferred stock. Even if the terms of the instruments governing our indebtedness allow us to pay cash dividends and to redeem and purchase the preferred stock in cash, we can only make such payments from legally available funds, as determined by our board of directors, and such funds may not be available to pay cash dividends to you or to redeem or purchase your shares of preferred stock. Dividends on the preferred stock will only be paid when, as and if declared by our board of directors. The board of directors may elect not to declare dividends on the preferred stock.
      Further, because we are a holding company, our ability to purchase the preferred stock for cash or to pay dividends on the preferred stock may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries.

An active trading market for the preferred stock may not develop, and you may be unable to resell your shares of preferred stock at or above the purchase price.
      The shares of preferred stock issued in the initial private placement are eligible for trading in the Portalsm Market of the Nasdaq Stock Market, Inc. The preferred stock sold using this prospectus, however, will no longer be eligible for trading in the Portalsm Market of the Nasdaq Stock Market, Inc. We do not intend to list the preferred stock on any national securities exchange or automated quotation system. Consequently, a liquid trading market for the preferred stock may not develop and the market price of the preferred stock may be volatile. As a result, you may be unable to sell your shares of preferred stock at a price equal to or greater than that which you paid, if at all.

If you convert your shares of preferred stock into shares of common stock, you will experience immediate dilution.
      If you convert your shares of preferred stock into shares of common stock, you will experience immediate dilution because the per share conversion price of the preferred stock immediately after this offering will be higher than the net tangible book value per share of the outstanding common stock. In addition, you will also experience dilution when and if we issue additional shares of common stock, which we may be required to issue pursuant to options, warrants, our stock option plan or other employee or director compensation plans.

The price of our common stock, and therefore of the preferred stock, may fluctuate significantly, which may make it difficult for you to resell the preferred stock, or common stock issuable upon conversion of the preferred stock, when you want or at prices you find attractive.
      The price of our common stock on the New York Stock Exchange constantly changes. We expect that the market price of our common stock will continue to fluctuate. Because the preferred stock is convertible into our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the preferred stock. Holders who have received common stock upon conversion will also be subject to the risk of volatility and depressed prices.
      Our stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	our inability to raise additional capital;

•	sales of common stock by us or members of our management team;

•	quarterly variations in our operating results;

•	operating results that vary from the expectations of management, securities analysts and investors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	developments generally affecting our industry;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	announcements by third parties of significant claims or proceedings against us;

•	our dividend policy;

•	future sales of our equity or equity-linked securities; and

•	general domestic and international economic conditions.
      In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.

Our ability to pay dividends may be limited.
      We are restricted by the terms of our senior credit facility and the indenture governing our senior secured notes in our ability to pay dividends to the holders of our common stock. In the future, we may agree to further restrictions on our ability to pay dividends. In addition, to maintain our credit ratings, we may be limited in our ability to pay dividends so that we can maintain an appropriate level of debt.

The additional shares of our common stock payable on our preferred stock in connection with certain fundamental changes may not adequately compensate holders of the preferred stock for the lost option time value of the shares of our preferred stock as a result of such fundamental change.
      If a fundamental change occurs, we will, in certain circumstances, increase the conversion rate of our preferred stock by a number of additional shares of common stock. The number of additional shares of our common stock will be determined based on the date on which the fundamental change becomes effective, and the price paid per share of common stock in the fundamental change transaction as described under “Description of the Preferred Stock — Adjustments to the Conversion Price — Adjustment for a Fundamental Change.” While the increase in the conversion rate upon conversion is designed to compensate you for the lost option time value of your shares of preferred stock as a result of the fundamental change, the increase is only an approximation of this lost value and may not adequately compensate you for your loss. If the price paid per share of common stock in the fundamental change transaction is less than the price per share of the common stock at the date of issuance of our preferred stock or above a specified price, there will be no increase in the conversion rate. In addition, in certain circumstances, upon a fundamental change arising from our acquisition by a public company, we may elect to adjust the conversion rate as described under “Description of the Preferred Stock — Adjustments to the Conversion Price — Public Acquirer Fundamental Change” and, if we so elect, holders of shares of our preferred stock will not be entitled to the increase in the conversion rate described above.

We may issue additional series of preferred stock that rank equally to the preferred stock as to dividend payments and liquidation preference.
      Our amended and restated certificate of incorporation and the certificate of designation for the preferred stock do not prohibit us from issuing additional series of preferred stock that would rank equally to the preferred stock as to dividend payments and liquidation preference. Including the 420,000 shares of the preferred stock subject to this prospectus, our amended and restated certificate of incorporation provides that we have the authority to issue 10,000,000 shares of preferred stock. The issuances of other series of preferred stock could have the effect of reducing the amounts available to the preferred stock in the event of our liquidation. It may also reduce dividend payments on the preferred stock if we do not have sufficient funds to pay dividends on all preferred stock outstanding and outstanding parity preferred stock.

Future issuances of preferred stock may adversely affect the market price for our common stock.
      Additional issuances and sales of preferred stock, or the perception that such issuances and sales could occur, may cause prevailing market prices for our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at a time and price favorable to us.

We may not have sufficient earnings and profits in order for distributions on the preferred stock to be treated as dividends.
      The dividends paid by us may exceed our current and accumulated earnings and profits, as calculated for U.S. federal income tax purposes. This will result in the amount of the dividends that exceeds such earnings and profits being treated first as a return of capital to the extent of the holder’s adjusted tax basis in the preferred stock, and the excess as capital gain. Such treatment will generally be unfavorable for corporate holders and may also be unfavorable to certain other holders.

Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company even if some stockholders might consider such a development favorable, which may adversely affect the price of our common stock.
      Provisions in our amended and restated certificate of incorporation and amended and restated by-laws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our amended and restated certificate of incorporation authorizes our board of directors to issue shares of preferred stock to which special rights are attached, including voting and dividend rights. With these rights, preferred stockholders could make it more difficult for a third party to acquire us. In addition, our amended and restated certificate of incorporation provides for a staggered board of directors, whereby directors serve for three-year terms, with approximately one third of the directors coming up for reelection each year. Having a staggered board of directors will make it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our board of directors.
      We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, “interested stockholder” means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203.
      Upon any change in control, the lenders under our existing credit facility will have the right to require us to repay all of our outstanding obligations under the facility. Upon the occurrence of a change in control, the holders of our senior secured notes will have the right, subject to certain conditions, to require us to repurchase their notes at a price equal to 101% of their principal amount plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase.

FORWARD-LOOKING STATEMENTS
      This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words “believes,” “projects,” “anticipates,” “plans,” “expects,” “intends,” “estimates” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance and achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statement. These factors, risks and uncertainties include the factors described under “Risk Factors” on page 6 herein or in our SEC filings, including under the section entitled “Risks Related to NRG Energy, Inc.” in our annual report on Form 10-K for the year ended December 31, 2004, and the following:

•	Our ability to successfully and timely close transactions to sell certain of our assets;

•	Hazards customary to the power production industry and power generation operations such as fuel and electricity price volatility, unusual weather conditions, catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to fossil fuel supply costs or availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission or gas pipeline system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards;

•	Our potential inability to enter into contracts to sell power and procure fuel on terms and prices acceptable to us;

•	The liquidity and competitiveness of wholesale markets for energy commodities;

•	Changes in government regulation, including possible changes of market rules, market structures and design, rates, tariffs, environmental laws and regulations and regulatory compliance requirements;

•	Price mitigation strategies and other market structures or designs employed by independent system operators, or ISOs, or regional transmission organizations, or RTOs, that result in a failure to adequately compensate our generation units for all of their costs;

•	Our ability to borrow additional funds and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward; and

•	Significant operating and financial restrictions placed on us contained in the indenture governing our 8% second priority senior secured notes due 2013, our amended and restated credit facility as well as in debt and other agreements of certain of our subsidiaries and project affiliates generally.
      Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors that could cause our actual results to differ materially from those contemplated in any forward-looking statements included in this prospectus should not be construed as exhaustive.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS
      The ratios of earnings to fixed charges and preference dividends for the periods indicated are stated below. For this purpose, “earnings” include pre-tax income (loss) before adjustments for minority interest in our consolidated subsidiaries and income or loss from equity investees, plus fixed charges and distributed income of equity investees, reduced by interest capitalized. “Fixed charges” include interest, whether expensed or capitalized, amortization of debt expense and the portion of rental expense that is representative of the interest factor in these rentals. “Preference dividends” equals the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities.

Period	Ratio

Reorganized NRG
Quarterly Period Ended March 31, 2005	—(1)
Year Ended December 31, 2004	1.77	x
December 6, 2003 Through December 31, 2003	1.63	x
Predecessor Company
January 1, 2003 Through December 5, 2003	9.82	x(2)
Year Ended December 31, 2002	—	(3)
Year Ended December 31, 2001	1.26	x
Year Ended December 31, 2000	1.81	x

(1)	For the three months ended March 31, 2005, the deficiency of earnings to fixed charges was $11,098,000.

(2)	For the period January 1, 2003 through December 5, 2003, the earnings include a one time earning of $4,118,636,000 due to Fresh Start adjustments.

(3)	For the year ended December 31, 2002, the deficiency of earnings to fixed charges was $3,023,467,000.

USE OF PROCEEDS
      All of the shares of preferred stock and common stock offered hereby are being sold by the selling stockholders. We will not receive any proceeds from the sale of preferred stock and common stock in this offering.

SELLING STOCKHOLDERS
      Information about the selling stockholders may change over time. Any changed information will be set forth in a post-effective amendment or, if permissible, a prospectus supplement to the extent we are advised of such changes. From time to time, additional information concerning ownership of the shares may rest with certain holders thereof not named in the table below and of whom we are unaware. All information in the following tables and related footnotes has been supplied to us by the selling stockholders, and we have relied on their representations.
      The following table and accompanying notes set forth certain information provided to us by the selling stockholders. Under this prospectus, the selling stockholders and any of their respective transferees, assignees, donees, distributees, pledgees, or other successors-in-interest may offer and sell from time to time up to an aggregate of 420,000 shares of preferred stock, or 10,500,000 shares of our common stock issuable upon conversion of the preferred stock. The shares listed below are being registered to permit public sales of these securities by the selling stockholders, and the selling stockholders may offer all, some or none of their securities.
      The number of shares of preferred stock and common stock that may be actually purchased by certain selling stockholders and the number of shares of preferred stock and common stock that may be actually sold by each selling stockholder will be determined by such selling stockholder. Because certain selling stockholders may purchase all, some or none of the shares of preferred stock or common stock that can be purchased upon conversion of the preferred stock and each selling stockholder may sell all, some or none of the shares of preferred stock and common stock that each holds, and because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of shares of preferred stock and common stock that will be held by the selling stockholders upon termination of the offering. In addition, the selling stockholders listed below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their shares of preferred stock and common stock since the date as of which the information in the tables is presented.
      The following table sets forth information regarding the beneficial ownership of shares of common stock by the selling stockholders as of the date of this prospectus, and the number of shares of preferred stock and common stock covered by this prospectus. Except as otherwise noted below, none of the selling stockholders has held any position or office, or has had any other material relationship with us or any of our affiliates within the past three years.
      The information set forth in the following table regarding the beneficial ownership after resale of shares is based on the assumption that each selling stockholder will sell all of the shares of preferred stock and common stock owned by the selling stockholder and covered by the prospectus. If all of the shares of our preferred stock and common stock listed below are sold pursuant to this prospectus, then the selling stockholders will sell 420,000 shares of Preferred Stock, or 10,500,000 shares of our common stock.

	Ownership Before		Securities Offered by		Ownership After Offering
	Offering		This Prospectus
							% of
Name	Preferred	Common	Preferred	Common	Preferred	Common	Common(1)

AM International E MAC 63 Ltd.	790	19,750	790	19,750	0	0	0
AM Master Fund I, LP	6,916	172,900	6,916	172,900	0	0	0
Barclays Global Investors Diversified Alpha Plus Funds	1,921	48,025	1,921	48,025	0	0	0
Basso Holdings Ltd.	600	15,000	600	15,000	0	0	0
Basso Multi-Strategy Holding Fund Ltd.	1,400	35,000	1,400	35,000	0	0	0
BBT Fund, LP	2,250	56,250	2,250	56,250	0	0	0
Bear, Stearns & Co. Inc.	500	12,500	500	12,500	0	0	0
Boston Income Portfolio c/o Eaton Vance Mgt.	1,255	31,375	1,255	31,375	0	0	0

	Ownership Before		Securities Offered by		Ownership After Offering
	Offering		This Prospectus
							% of
Name	Preferred	Common	Preferred	Common	Preferred	Common	Common(1)

Citigroup Global Markets Inc.(2)	4,994	124,850	4,994	124,850	0	0	0
Coastal Convertibles Ltd.	1,500	37,500	1,500	37,500	0	0	0
Concentrated Alpha Partners, LP	2,250	56,250	2,250	56,250	0	0	0
Delaware Dividend Income Fund	750	18,750	750	18,750	0	0	0
Diversified High Yield Bond Portfolio c/o Eaton Vance Mgt.	245	6,125	245	6,125	0	0	0
DKR SoundShore Strategic Holding Fund Ltd.	2,000	50,000	2,000	50,000	0	0	0
Equitec Group, LLC	500	12,500	500	12,500	0	0	0
Fidelity Financial Trust: Fidelity Strategic Dividend & Income Fund(3)	3,900	97,500	3,900	97,500	0	0	0
Forest Fulcrum Fund LP	1,495	37,375	1,495	37,375	0	0	0
Forest Global Convertible Fund, Ltd., Class A-5	2,611	65,275	2,611	65,275	0	0	0
Forest Multi-Strategy-Master Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio	1,694	42,350	1,694	42,350	0	0	0
Frontpoint Convertible Arbitrage Fund, LP	8,000	200,000	8,000	200,000	0	0	0
GLG Market Neutral Fund	22,000	550,000	22,000	550,000	0	0	0
Grace Convertible Arbitrage Fund, Ltd.	7,000	175,000	7,000	175,000	0	0	0
Hallmark Master Trust High Yield Fund c/o Eaton Vance Mgt.	70	1,750	70	1,750	0	0	0
HFR CA Global Opportunity Master Trust	1,426	35,650	1,426	35,650	0	0	0
HFR CA Select Fund	750	18,750	750	18,750	0	0	0
HFR RVA Select Performance Master Trust	225	5,625	225	5,625	0	0	0
High Income Portfolio c/o Eaton Vance Mgt.	865	21,625	865	21,625	0	0	0
Institutional Benchmarks Master Fund, Ltd.	1,500	37,500	1,500	37,500	0	0	0
Int’l Union of Operating Engineers c/o Eaton Vance Mgt.	15	375	15	375	0	0	0
JHVST MidCap Value B	200	52,200	200	5,000	0	47,200	*
JMG Capital Partners, LP	2,350	58,750	2,350	58,750	0	0	0
JMG Triton Offshore, Ltd.	2,850	71,250	2,850	71,250	0	0	0
JP Morgan Securities Inc.	3,325	83,125	3,325	83,125	0	0	0
Kamunting Street Master Fund, Ltd.	18,500	462,500	18,500	462,500	0	0	0
KBC Financial Products USA, Inc.	4,000	100,000	4,000	100,000	0	0	0
KDC Convertible Arbitrage Fund LP	3,000	75,000	3,000	75,000	0	0	0
LDG Limited	130	3,250	130	3,250	0	0	0

	Ownership Before		Securities Offered by		Ownership After Offering
	Offering		This Prospectus
							% of
Name	Preferred	Common	Preferred	Common	Preferred	Common	Common(1)

Lincoln National Convertible Securities Fund	750	18,750	750	18,750	0	0	0
LLT Limited	417	10,425	417	10,425	0	0	0
Lyxor/ AM Investment Fund Ltd.	988	24,700	988	24,700	0	0	0
Lyxor/ Forest Fund Limited	3,436	85,900	3,436	85,900	0	0	0
Lyxor/ Silverado Fund Ltd.	1,550	38,750	1,550	38,750	0	0	0
McMahan Securities Co. LP	45	1,125	45	1,125	0	0	0
MSS Convertible Arbitrage 1	20	500	20	500	0	0	0
National Bank of Canada	1,186	29,650	1,186	29,650	0	0	0
Newport Alternative Income Fund	3,083	77,075	3,083	77,075	0	0	0
Pebble Limited Partnership	2,570	64,250	2,570	64,250	0	0	0
RWDSU Local 338 High Yield Fund c/o Eaton Vance Mgt.	20	500	20	500	0	0	0
Sage Capital Management, LLC	3,000	75,000	3,000	75,000	0	0	0
Salomon Brothers Asset Management, Inc.(4)	7,400	185,000	7,400	185,000	0	0	0
SEPTA High Yield Fund c/o Eaton Vance Mgt.	20	500	20	500	0	0	0
Severn River Master Fund	1,000	25,000	1,000	25,000	0	0	0
Silverado Arbitrage Trading, Ltd.	500	12,500	500	12,500	0	0	0
Silvercreek II Limited	9,900	247,500	9,900	247,500	0	0	0
Silvercreek Limited Partnership	9,947	248,675	9,947	248,675	0	0	0
Silver Point Capital Fund, LP	1,365	1,042,333	1,365	34,125	0	1,008,208	1.2
Silver Point Capital Offshore Fund, Ltd.	2,135	1,654,740	2,135	53,375	0	1,601,365	1.8
Sphinx Convertible Arbitrage SPC	2,018	50,450	2,018	50,450	0	0	0
Sphinx Fund	140	3,500	140	3,500	0	0	0
SRI Fund, L.P.	500	12,500	500	12,500	0	0	0
TQA Master Fund, Ltd.	870	21,750	870	21,750	0	0	0
TQA Master Plus Fund, Ltd.	1,510	37,750	1,510	37,750	0	0	0
Trout LLT Limited	822	20,550	822	20,550	0	0	0
UBS AG London FBO HFS	5,000	125,000	5000	125,000	0	0	0
UBS AG London FBO PFEL	18,500	462,500	18,500	462,500	0	0	0
UBS AG London FBO WCBP	20,000	500,000	20,000	500,000	0	0	0
Volkswagen High Yield Bond Fund c/o Eaton Vance Mgt.	10	250	10	250	0	0	0
White River Securities LLC	500	12,500	500	12,500	0	0	0
Xavex Convertible Arbitrage 7 Fund	150	3,750	150	3,750	0	0	0
Zazove Convertible Arbitrage Fund, LP	4,000	100,000	4,000	100,000	0	0	0
Zazove Hedged Convertible Fund, LP	2,000	50,000	2,000	50,000	0	0	0
Zurich Institutional Benchmarks Master Fund Ltd. c/o TQA Investors, LLC	180	4,500	180	4,500	0	0	0

	Ownership Before		Securities Offered by		Ownership After Offering
	Offering		This Prospectus
% of
Name	Preferred	Common	Preferred	Common	Preferred	Common	Common(1)

Zurich Institutional Benchmarks Master Fund Ltd. c/o Forest Investment Management LLC	1,876	46,900	1,876	46,900	0	0	0

*	Less than 1%.
(1) Based on 87,045,501 shares of common stock outstanding as of June 1, 2005.
(2) Citigroup Global Markets Inc. was a co-placement agent on the issuance of the preferred stock.

(3)	The entity is a registered investment fund advised by Fidelity Management & Research Company (“FMR Co.”), a registered investment adviser under the Investment Advisers Act of 1940, as amended. FMR Co., 82 Devonshire Street, Boston, Massachusetts 02190, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 2,402,699 shares of our outstanding common stock as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

(4)	Salomon Brothers Asset Management, Inc. acts as discretionary investment advisor with respect to certain accounts that hold the preferred stock. Accordingly, Salomon Brothers Asset Management, Inc. may be deemed to be the beneficial owner of such preferred stock. Salomon Brothers Asset Management, Inc. is the beneficial owner and, therefore, the Selling Stockholder of the following accounts: General Motors Investment Corp. (5,000 shares), General Motors Broad Mandate (400 shares) and Smith Barney Convertible Fund (2,000 shares).

PLAN OF DISTRIBUTION
      We are registering a total of 420,000 shares of our preferred stock, and 10,500,000 shares of our common stock issuable upon conversion of the preferred stock. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of the preferred stock or common stock. A selling stockholder is a person named in the section of this prospectus entitled “Selling Stockholders” and also includes any donee, pledgee, transferee, or other successor-in-interest selling shares of our preferred stock or common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution, or other non-sale related transfer.
      We will bear all costs, fees and expenses in connection to our obligation to register the shares of the preferred stock and common stock offered by this prospectus. If the shares of preferred stock or common stock are sold through broker-dealers or agents, the selling stockholders will be responsible for any compensation to such broker-dealers or agents.
      The selling stockholders may pledge or grant a security interest in some or all of the shares of preferred stock or common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of preferred stock or common stock from time to time pursuant to this prospectus. The selling stockholders also may transfer and donate the shares of preferred stock or common stock in other circumstances in which case the transferees, donees, pledgees or other successors-in-interest will be the selling beneficial owners for purpose of this prospectus.
      The selling stockholders will sell their shares of preferred stock and common stock subject to the following:

•	all or a portion of the shares of preferred stock or common stock beneficially owned by selling stockholders or their respective pledgees, donees, transferees or successors-in-interest, may be sold on any national securities exchange or quotation service on which the shares of preferred stock or common stock may be listed or quoted at the time of sale, in the over-the counter market, in privately negotiated transactions, through the writing of options, whether such options are listed on an options exchange or otherwise, short sales or in combination of such transactions;

•	each sale may be made at market prices prevailing at the time of such sale, at negotiated prices, at fixed prices, or at varying prices determined at the time of sale; and

•	some or all of the shares of preferred stock or common stock may be sold through one or more broker-dealers or agents and may involve crosses, block transactions in which the broker-dealer will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, or hedging transactions. The selling stockholders may enter into hedging transactions with broker-dealers or agents, which may in turn engage in short sales of preferred stock and common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of preferred stock and common stock short and deliver shares of preferred stock and common stock to close out short positions, or loan pledge shares of preferred stock and common stock to broker-dealers or agents that in turn may sell such shares.
      In connection with such sales through one or more broker-dealers or agents, such broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and receive commissions from the purchasers of the shares of preferred stock or common stock for whom they act as broker-agent or to whom they sell as principal (which discounts, concessions or commissions as to particular broker-dealers or agents may be excess of those customary in the types of transactions involved).
      The selling stockholders and any broker-dealer participating in the distribution of the shares of preferred stock and common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, and any profits realized by the selling stockholder, and commissions paid, or any discounts or concessions allowed to any broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. If the selling stockholders were deemed to be underwriters, the selling stockholders could be subject to certain statutory liabilities under the federal securities laws, including under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. In addition, any shares of preferred stock and common stock covered by this prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.
      The aggregate proceeds to the selling stockholders from the sale of the offered securities offered by them will be the purchase price of such preferred stock or common stock less discounts and commissions, if any, payable by them. Each of the selling stockholders reserves the right to accept and, together with their broker-dealers or agents from time to time, to reject, in whole or in part, any proposed purchase of the offered securities to be made directly or through broker-dealers or agents. We will not receive any of the proceeds from the offering of the offered securities.
      If required at the time a particular offering of the shares of preferred stock and common stock is made, a prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part, will be distributed which will set forth the aggregate amount of shares of preferred stock and common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
      Under the securities laws of some states, the shares of preferred stock and common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of preferred stock and common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any selling stockholder will sell any or all of the shares of preferred stock or common stock registered pursuant to the registration statement of which this prospectus forms a part.
      The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of preferred stock and common stock by the selling stockholders and participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of preferred stock and common stock to engage in market-making activities with respect to the shares of preferred stock and common stock. All of the foregoing may affect the marketability of the shares of preferred stock and common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of preferred stock and common stock.
      In that regard, the selling stockholders are required to acknowledge that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M thereunder (or any successor rules or regulations), in connection with the offering made by this prospectus. Each selling stockholder is required to agree that neither it nor any person acting on its behalf will engage in any transaction in violation of such provisions.
      Pursuant to the registration rights agreements described below under “Description of the Preferred Stock — Registration Rights,” we and the selling stockholders have agreed, subject to exceptions, to indemnify each other against specified liabilities, including liabilities under the Securities Act, and may be entitled to contribution from each other in respect of those liabilities. Once sold under this registration statement, of which this prospectus forms a part, the shares of preferred stock and common stock will be freely tradable in the hands of persons other than affiliates.
      The preferred stock issued in the initial private placement are eligible for trading in the Portalsm Market of the Nasdaq Stock Market, Inc. The preferred stock sold using this prospectus, however, will no longer be eligible for trading in the Portalsm Market of the Nasdaq Stock Market, Inc. We do not intend to list the preferred stock on any national securities exchange or automated quotation system.
      Under the registration rights agreement, we may be required from time to time to require holders of offered securities to discontinue the sale or other disposition of those debentures and shares of common stock under specified circumstances. See “Description of the Preferred Stock — Registration Rights.”

DESCRIPTION OF THE PREFERRED STOCK
      The shares of preferred stock were issued pursuant to a certificate of designations dated as of December 20, 2004. The preferred stock, and the shares of common stock issuable upon conversion of the preferred stock, are covered by a certificate of designations and a registration rights agreement, both of which are filed as exhibits to the registration statement of which this prospectus forms a part. You may request a copy of the certificate of designations and the registration rights agreement by writing or telephoning us at: NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540; (609) 524-4500; Attention: General Counsel.
      The following description is a summary of the material provisions of the preferred stock, the certificate of designations and the registration rights agreement. It does not purport to be complete. This summary is subject to, and is qualified by, reference to all the provisions of the certificate of designations, including the definitions of terms used in the certificate of designations, and the registration rights agreement. We urge you to read the certificate of designations because it, and not this description, defines your rights as a holder of shares of preferred stock.
      As used in this “Description of the Preferred Stock” section, references to “NRG,” “we,” “our” or “us” refer solely to NRG Energy, Inc. and not to our subsidiaries.
General
      Under our amended and restated certificate of incorporation, our board of directors is authorized, without further stockholder action, to issue up to 10,000,000 shares of serial preferred stock, par value $0.01 per share, in one or more series, with such voting powers or, subject to certain limitations, without voting powers, and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be set forth in the resolutions providing therefor. All shares of authorized serial preferred stock are currently undesignated.
      Pursuant to the certificate of designations dated December 20, 2004, we issued 420,000 shares of our 4% Convertible Perpetual Preferred Stock, $0.01 par value per share, and $1,000 liquidation preference per share. The shares of preferred stock have been validly issued, fully paid and nonassessable. The holders of the shares of preferred stock have no preemptive rights or preferential rights to purchase or subscribe for stock, obligations, warrants or any other of our securities.
      The preferred stock issued in the initial private placement are eligible for trading in the Portalsm Market of the Nasdaq Stock Market, Inc. The preferred stock sold using this prospectus, however, will no longer be eligible for trading in the Portalsm Market of the Nasdaq Stock Market, Inc. We do not intend to list the preferred stock on any national securities exchange or automated quotation system.
      Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company even if some stockholders might consider such a development favorable, which may adversely affect the price of our preferred and common stock. These provisions are described above under “Risk Factors–Risks Related to this Offering.”
Ranking
      The preferred stock, with respect to dividend rights and upon liquidation, winding up and dissolution, ranks:

•	junior to all our existing and future debt obligations;

•	junior to “senior stock,” which is each class or series of our capital stock other than (a) our common stock and any other class or series of our capital stock the terms of which provide that such class or series will rank junior to the preferred stock and (b) any other class or series of our capital stock the terms of which provide that such class or series will rank on a parity with the preferred stock;

•	on a parity with “parity stock,” which is any class or series of our capital stock that has terms which provide that such class or series will rank on a parity with the preferred stock;

•	senior to “junior stock,” which is our common stock and each class or series of our capital stock that has terms which provide that such class or series will rank junior to the preferred stock; and

•	effectively junior to all of our subsidiaries’ (i) existing and future liabilities and (ii) capital stock held by others.
      The term “senior stock” includes warrants, rights, calls or options exercisable for or convertible into that type of stock.
Dividends
      Holders of the shares of preferred stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available for payment, cumulative cash dividends on each outstanding share of preferred stock at the annual rate of 4% of the liquidation preference per share. The dividend rate is initially equivalent to $40.00 per share annually. The right of holders of the shares of preferred stock to receive dividend payments is subject to the rights of any holders of shares of senior stock and parity stock.
      Dividends are payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on March 15, 2005. If any of those dates is not a business day, then dividends will be payable on the next succeeding business day. Dividends will accumulate from the most recent date as to which dividends will have been paid or, if no dividends have been paid, from the date of original issuance of the preferred stock. Dividends are payable to holders of record as they appear in our stock records at the close of business on March 1, June 1, September 1 and December 1 of each year or on a record date that may be fixed by our board of directors and that will be not more than 60 days nor fewer than 10 days before the applicable quarterly dividend payment date. Dividends will be cumulative from each quarterly dividend payment date, whether or not we have funds legally available for the payment of those dividends.
      Dividends payable on the shares of preferred stock for any period shorter than a full quarterly period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends on the shares of preferred stock, including liquidated damages, if any, will be payable in cash. Accumulated unpaid dividends cumulate dividends at the annual rate of 4% and are payable in the manner provided above.
      For so long as the preferred stock is outstanding, (1) we will not declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any junior stock or parity stock and (2) neither we, nor any of our subsidiaries, will redeem, purchase or otherwise acquire for consideration junior stock or parity stock through a sinking fund or otherwise, unless, in each case, we have paid or set apart funds for the payment of all accumulated and unpaid dividends, including liquidated damages, if any, with respect to the shares of the preferred stock and any parity stock for all preceding dividend periods. As an exception to clause (2), we will be able to redeem, purchase or otherwise acquire for consideration parity stock pursuant to a purchase or exchange offer made on similar terms to all holders of preferred stock and such parity stock.
      Holders of the preferred stock will not have any right to receive dividends that we may declare on our common stock. The right to receive dividends declared on our common stock will be realized only after conversion of such holder’s shares of preferred stock into shares of our common stock.
Conversion Rights

General
      Each share of preferred stock is convertible at any time and from time to time, at the option of the holder, into fully paid and nonassessable shares of our common stock at an initial conversion price of $40.00 per share, which is equal to an approximate conversion rate of 25 shares per share of preferred stock, subject to adjustments as described under “— Adjustments to the Conversion Price.”
      If and only to the extent you elect to convert your shares of our preferred stock in connection with a fundamental change as described below under “— Fundamental Change Requires Us to Purchase Shares of Preferred Stock at the Option of the Holder,” pursuant to which 10% or more of the fair market value of the consideration for the common stock in the transaction consists of (i) cash, (ii) other property or (iii) securities that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market, we will increase the conversion rate by a number of additional shares as described under ‘–Adjustments to the Conversion Price–Adjustment for a Fundamental Change,” or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that shares of our preferred stock are convertible into shares of the acquiring or surviving entity as described under “— Adjustments to the Conversion Price–Public Acquirer Fundamental Change.” We must give notice to all holders at least 15 trading days prior to the anticipated effective date of such fundamental change and whether we will elect to increase the conversion rate as described in “— Adjustments to the Conversion Price–Adjustment for a Fundamental Change” or adjust the conversion rate as described in “— Adjustments to the Conversion Price–Public Acquirer Fundamental Change.” We must also give notice to all holders that such fundamental change has become effective. To receive the additional shares upon conversion, if applicable, holders may surrender shares of our preferred stock for conversion and receive the additional shares described under “— Adjustments to the Conversion Price–Adjustment for a Fundamental Change” at any time from and after the date that is 15 days prior to the anticipated effective date of such fundamental change until and including the date that is 15 days after the actual effective date.

Conversion Procedures
      A holder of shares of the preferred stock may convert any or all of those shares by surrendering to us at our principal office or at the office of the transfer agent, as may be designated by our board of directors, the certificate or certificates for those shares of the preferred stock accompanied by a written notice stating that the holder elects to convert all or a specified whole number of those shares in accordance with the provisions described in this prospectus and specifying the name or names in which the holder wishes the certificate or certificates for shares of common stock to be issued. In case the notice specifies a name or names other than that of the holder, the notice will be accompanied by payment of all transfer taxes payable upon the issuance of shares of common stock in that name or names. Other than those taxes, we will pay any documentary, stamp or similar issue or transfer taxes that may be payable in respect of any issuance or delivery of shares of common stock upon conversion of shares of the preferred stock. As promptly as practicable after the surrender of that certificate or certificates and the receipt of the notice relating to the conversion and payment of all required transfer taxes, if any, or the demonstration to our satisfaction that those taxes have been paid, we will deliver or cause to be delivered (a) certificates representing the number of validly issued, fully paid and nonassessable full shares of our common stock to which the holder, or the holder’s transferee, of shares of the preferred stock being converted will be entitled along with cash payment for any fractional shares, and (b) if less than the full number of shares of preferred stock evidenced by the surrendered certificate or certificates is being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by the surrendered certificate or certificates less the number of shares being converted along with cash payment for any fractional shares. This conversion will be deemed to have been made at the close of business on the date of giving the notice and of surrendering the certificate or certificates representing the shares of preferred stock to be converted so that the rights of the holder thereof as to the shares being converted will cease except for the right to receive shares of common stock, and the person entitled to receive the shares of common stock will be treated for all purposes as having become the record holder of those shares of common stock at that time.
      In lieu of the foregoing procedures, if the preferred stock is held in global form, you must comply with The Depository Trust Company (“DTC”) procedures to convert your beneficial interest in respect of preferred stock evidenced by a global certificate for the preferred stock.
      If a holder of shares of preferred stock exercises conversion rights, upon delivery of the shares for conversion, those shares will cease to cumulate dividends as of the end of the day immediately preceding the date of conversion. Holders of shares of preferred stock who convert their shares into our common stock will not be entitled to, nor will the conversion rate be adjusted for, any accumulated and unpaid dividends. Accordingly, shares of preferred stock surrendered for conversion after the close of business on any record date for the payment of dividends declared and before the opening of business on the dividend payment date relating to that record date must be accompanied by a payment in cash of an amount equal to the dividend payable in respect of those shares for the dividend period in which the shares are converted. A holder of shares of preferred stock on a dividend payment record date who converts such shares into shares of our common stock on the corresponding dividend payment date will be entitled to receive the dividend payable on such shares of preferred stock on such dividend payment date, and the converting holder need not include payment of the amount of such dividend upon surrender of shares of preferred stock for conversion.
      Notwithstanding the foregoing, if shares of preferred stock are converted during the period between the close of business on any dividend payment record date and the opening of business on the corresponding dividend payment date, and we have called such shares of preferred stock for redemption during such period or we have specified a fundamental change purchase date during such period, the holder who tenders such shares for conversion will receive the dividend payable on such dividend payment date and need not include payment of the amount of such dividend upon surrender of shares of preferred stock for conversion.
      In case any shares of preferred stock are to be redeemed, the right to convert those shares of the preferred stock will terminate at 5:00 p.m., New York City time, on the second business day immediately preceding the date fixed for redemption unless we default in the payment of the redemption price of those shares.
      In connection with the conversion of any shares of preferred stock, no fractional shares of common stock will be issued, but we will pay a cash adjustment in respect of any fractional interest in an amount equal to the fractional interest multiplied by the closing sale price (as defined below under “— Adjustments to the Conversion Price”) of our common stock on the date the shares of preferred stock are surrendered for conversion. If more than one share of preferred stock will be surrendered for conversion by the same holder at the same time, the number of full shares of common stock issuable on conversion of those shares will be computed on the basis of the total number of shares of preferred stock so surrendered. Our ability to pay cash in lieu of fractional shares is subject to limitations set forth in the indenture governing our senior secured notes.
      We will at all times reserve and keep available, free from preemptive rights, for issuance upon the conversion of shares of preferred stock a number of our authorized but unissued shares of common stock or shares of common stock held in treasury that will from time to time be sufficient to permit the conversion of all outstanding shares of preferred stock.
      Before the delivery of any securities that we will be obligated to deliver upon conversion of the preferred stock, we will comply with all applicable federal and state laws and regulations that require action to be taken by us. All shares of common stock delivered upon conversion of the preferred stock will upon delivery be duly and validly issued, fully paid and nonassessable, free of all liens and charges and not subject to any preemptive rights.

Adjustments to the Conversion Price
      The conversion price (as well as the share price (as defined below) used to determine the number of additional shares described under “— Adjustments to the Conversion Price–Adjustment for a Fundamental Change”) is subject to adjustment from time to time if any of the following events occur, except that we will not make any adjustments to the conversion price (or the share price used to determine the number of additional shares) if holders of shares of our preferred stock participate in any of the following events:

(1) dividends or distributions on shares of our common stock payable in shares of our common stock;

(2) subdivisions, combinations or certain reclassifications of shares of our common stock;

(3) dividends or distributions to all or substantially all holders of shares of our common stock of rights or warrants entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, our common stock at less than the average closing sale price (as defined below) for the 10 trading days (as defined below) preceding the declaration date for such distribution;

(4) dividends or distributions to all or substantially all holders of shares of our common stock of shares of our capital stock, evidences of indebtedness or assets, including securities but excluding:

•	rights or warrants specified above;

•	dividends or distributions specified above; and

•	cash distributions.

In the event that we make a dividend or distribution to all holders of our common stock consisting of capital stock of, or similar equity interest in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted;

(5) dividends or distributions to all or substantially all holders of shares of our common stock of cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up. If we declare such a cash dividend or cash distribution, the conversion price shall be decreased to equal the price determined by multiplying the conversion price in effect immediately prior to the record date for such dividend or distribution by the following fraction:
(Pre-Dividend Sale Price - Dividend Adjustment Amount)
(Pre-Dividend Sale Price)

provided that if the numerator of the foregoing fraction is less than $1.00 (including a negative amount), then in lieu of any adjustment in respect of such cash distribution, we shall make adequate provision so that each holder of preferred stock shall have the right to receive upon conversion, in addition to the common stock issuable upon such conversion, the amount of cash such holder would have received had such holder converted its preferred stock solely into our common stock at the then applicable conversion price immediately prior to the record date for such cash dividend or cash distribution;

“Pre-Dividend Sale Price” means the average closing sale price for the three consecutive trading days ending on the trading day immediately preceding the record date for such dividend or distribution. “Dividend Adjustment Amount” means the full amount of the dividend or distribution to the extent payable in cash applicable to one of our common shares;

(6) we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

7) someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.
      In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your preferred stock you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the preferred stock into our common stock immediately prior to any of these events. In such a case, any increase in the conversion rate by additional shares as described under “— Adjustments to the Conversion Price–Adjustment for a Fundamental Change,” will not be payable in shares of our common stock, but will represent a right to the aggregate amount of securities, cash and other property into which the additional shares would convert upon such reclassification, consolidation, merger, combination, sale or conveyance. Notwithstanding the first sentence of this paragraph, if we elect to adjust the conversion rate and our conversion obligations as described in “— Adjustments to the Conversion Price–Public Acquirer Fundamental Change,” the provisions described in that section will apply instead of the provisions described in the first sentence of this paragraph.
      The “closing sale price” on any date means the closing sale price per stock (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date for our common stock as reported in composite transactions on the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq National Market.
      A “trading day” means any regular or abbreviated trading day on the New York Stock Exchange.
      To the extent that we adopt any shareholder rights plan, upon conversion of shares of our preferred stock into shares of our common stock, you will receive, in addition to shares of our common stock, the rights under the rights plan unless the rights have separated from shares of our common stock at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of shares of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.
      No adjustment to the conversion rate or the ability of a holder of shares of our preferred stock to convert will be made if the holder will otherwise participate in the distribution without conversion solely as a holder of shares of our preferred stock.
      You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “Certain United States Federal Income Tax Considerations.”
      We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “Certain United States Federal Income Tax Considerations.” We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate, provided that such adjustments will be made in the event of a redemption of preferred stock by us. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities. In particular, we will not adjust the conversion rate:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the preferred stock was first issued;

•	for a change in the par value of the common stock; or

•	for accumulated and unpaid dividends on the preferred stock, including liquidated damages.

Adjustment for a Fundamental Change
      If a fundamental change as described below under “— Fundamental Change Requires Us to Purchase Shares of Preferred Stock at the Option of the Holder” occurs and 10% or more of the fair market value of the consideration for the common stock in the transaction consists of (i) cash, (ii) other property or (iii) securities that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market, we will decrease the conversion price for the preferred stock, which will increase the number of shares of common stock issuable upon a conversion (the “additional shares”) during the conversion period specified above under “— Conversion Rights–General” as described below. After such conversion period, the conversion price and the conversion rate will be readjusted so as not to include the additional shares.
      The number of additional shares will be determined by reference to the table below, based on the date on which such fundamental change becomes effective (the “effective date”) and the share price (the “share price”) paid per share of common stock in the transaction constituting a fundamental change. If holders of our common stock receive only cash in the transaction constituting a fundamental change, the share price shall be the cash amount paid per share. Otherwise, the share price shall be the average of the closing sale prices of our common stock on the five trading days prior to but not including the effective date of the transaction constituting a fundamental change.
      The share prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion price of the preferred stock is adjusted, as described above. The adjusted share prices will equal the share prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion price as so adjusted and the denominator of which is the conversion price immediately prior to the adjustment giving rise to the share price adjustment. The number of additional shares will be adjusted in the same manner as the conversion price as set forth above.
      The following table sets forth the hypothetical share price and number of additional shares of common stock to be received per share of preferred stock:

	Stock Price on Date of Fundamental Change
Date of
Fundamental Change	$32.12	$34.00	$36.00	$38.00	$40.00	$50.00	$60.00	$70.00	$80.00	$100.00	$150.00	$200.66

December 20, 2004	6.7137	6.1242	5.5908	5.1360	4.7421	3.4207	2.6742	2.1956	1.8595	1.4111	0.8335	0.5478
December 15, 2005	6.1068	5.5114	4.9782	4.5286	4.1462	3.4193	2.6731	2.1946	1.8586	1.1735	0.6968	0.4605
December 15, 2006	5.4692	4.8556	4.3125	3.8612	3.4832	3.4179	2.6719	2.1936	1.8578	0.9120	0.5444	0,3616
December 15, 2007	4.7958	4.1423	3.5716	3.1065	2.7252	3.4165	2.6707	2.1926	1.8569	0.6273	0.3763	0.2511
December 15, 2008	4.1042	3.3595	2.7177	2.2092	1.8100	3.4172	2.6713	2.1932	1.8574	0.3229	0.1945	0.1303
December 15, 2009	3.6828	2.6882	1.7198	0.8893	0.2157	3.4179	2.6718	2.1937	1.8579	0.0000	0.0000	0.0000
December 15, 2010	3.6400	2,6566	1.6980	0.8124	0.0035	3.4165	2.6707	2.1927	1.8570	0.0000	0.0000	0.0000
December 15, 2011	3.6466	2.6606	1.7001	0.8136	0.0035	3.4109	2.6660	2.1887	1.8536	0.0000	0.0000	0.0000
December 15, 2012	3.6559	2.6670	1.7041	0.8158	0.0035	3.4096	2.6648	2.1877	1.8527	0.0000	0.0000	0.0000
December 15, 2013	3.6687	2.6766	1.7109	0.8195	0.0028	3.4082	2.6637	2.1867	1.8519	0.0000	0.0000	0.0000
December 15, 2014	3.6823	2.6860	1.7166	0.8230	0.0021	3.4068	2.6625	2.1857	1.8510	0.0000	0.0000	0.0000
      The share prices and additional share amounts set forth above are based upon a closing sale price of $32.12 per share at December 14, 2004 and an initial conversion price of $40.00.
      The maximum amount of additional stock payable is 6.7137 per share of preferred stock. Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed approximately 31.1333 per share of preferred stock, subject to adjustments in the same manner as the conversion price as set forth above “— Adjustments to Conversion Price.”

      The exact share prices and effective dates may not be set forth in the table above, in which case:

•	If the share price is between two share price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional stock set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year.

•	If the share price is equal to or in excess of $200 per share (subject to adjustment), no additional stock will be issued upon conversion.

•	If the share price is less than $32.12 per share (subject to adjustment), no additional share will be issued upon conversion.

Public Acquirer Fundamental Change
      Notwithstanding the provisions set forth above under “— Adjustments to the Conversion Price-Adjustment for a Fundamental Change,” in the case of a public acquirer fundamental change (as defined below), we may, in lieu of increasing the conversion rate by additional shares as described above, elect to adjust the conversion rate and the related conversion obligation such that, from and after the effective date of such public acquirer fundamental change, holders of the preferred stock will be entitled to convert their preferred stock into a number of shares of public acquirer common stock (as defined below) that have been registered, or the resale of which will be registered, under the Securities Act, by multiplying the conversion rate in effect immediately before the public acquirer fundamental change by a fraction:

•	The numerator of which will be (i) in the case of a consolidation, merger or binding share exchange, pursuant to which our common stock is converted into or exchanged for the right to receive cash, securities or other property, the average value of all cash and any other consideration (as determined by our board of directors) paid or payable per share of common stock or (ii) in the case of any other public acquirer fundamental change, the average of the last closing price of our common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer fundamental change, and

•	The denominator of which will be the average of the last closing prices of the public acquirer common stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer fundamental change.
      A “public acquirer fundamental change” means any fundamental change that would otherwise obligate us to increase the conversion rate as described above and the acquirer (or any entity that is a directly or indirectly wholly-owned subsidiary of the acquirer) has a class of common stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such fundamental change (the “public acquirer common stock”). If an acquirer does not itself have a class of common stock satisfying the foregoing requirement, it will be deemed to have “public acquirer common stock” if a corporation that directly or indirectly owns at least a majority of the acquirer, has a class of common stock satisfying the foregoing requirement, and in each case such person has taken all necessary action to ensure that upon conversion of the shares of our preferred stock into such class of common stock, such class of common stock will not be treated as “restricted securities” and will otherwise be eligible for immediate sale in the public market by non-affiliates of ours absent a registration statement, and all references to public acquirer common stock will refer to such class of common stock. Majority owned for these purposes means having the “beneficial ownership” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of more than 50% of the total voting power of all shares of the respective entity’s capital stock that are entitled to vote generally in the election of directors.
      Upon our decision to adjust the conversion rate and related conversion obligation upon a public acquirer fundamental change, holders may convert their preferred stock at the adjusted conversion rate described in the preceding paragraph but will not be entitled to the increased conversion rate as described above under “— Adjustment for a Fundamental Change.” The registered shares of public acquirer common stock, or the shares of public acquirer common stock registered for resale, as the case may be, shall be listed, or approved for listing subject only to the official notice of issuance, on a national securities exchange or the Nasdaq National Market.
Optional Redemption
      We may not redeem any shares of preferred stock before December 20, 2009. On or after December 20, 2009, we will have the option to redeem some or all the shares of preferred stock with cash at a redemption price of 100% of the liquidation preference, plus accumulated and unpaid dividends, including liquidated damages, if any, to the redemption date. If full cumulative dividends on the preferred stock have not been paid, the preferred stock may not be redeemed and we may not purchase or acquire any shares of preferred stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of preferred stock and any parity stock.
      In the event of an optional redemption, we will send a written notice by first class mail to each holder of record of the preferred stock at such holder’s registered address, not fewer than 30 nor more than 90 days prior to the redemption date. In addition, we will (i) publish such information once in a daily newspaper printed in the English language and of general circulation in the Borough of Manhattan, City of New York, (ii) issue a press release containing such information and (iii) publish such information on our website on the World Wide Web.
      If we give notice of redemption, then, by 12:00 p.m., New York City time, on the redemption date, to the extent funds are legally available, we shall, with respect to:

•	shares of preferred stock held by DTC or its nominees, deposit or cause to be deposited, irrevocably with DTC cash sufficient to pay the redemption price and will give DTC irrevocable instructions and authority to pay the redemption price to holders of such shares of preferred stock; and

•	shares of preferred stock held in certificated form, deposit or cause to be deposited, irrevocably with the transfer agent cash sufficient to pay the redemption price and will give the transfer agent irrevocable instructions and authority to pay the redemption price to holders of such shares of preferred stock upon surrender of their certificates evidencing their shares of preferred stock.
      If on the redemption date DTC and the transfer agent hold cash sufficient to pay the redemption price for the shares of preferred stock delivered for redemption in accordance with the terms of the certificate of designations, dividends will cease to accumulate on those shares of preferred stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price.
      Payment of the redemption price for the shares of preferred stock is conditioned upon book-entry transfer of or physical delivery of certificates representing the preferred stock, together with necessary endorsements, to the transfer agent, or to the transfer agent’s account at DTC, at any time after delivery of the redemption notice. Payment of the redemption price for the preferred stock will be made (i) if book-entry transfer of or physical delivery of the preferred stock has been made by or on the redemption date, on the redemption date, or (ii) if book-entry transfer of or physical delivery of the preferred stock has not been made by or on such date, at the time of book-entry transfer of or physical delivery of the preferred stock.
      If the redemption date falls after a dividend payment record date and before the related dividend payment date, holders of the shares of preferred stock at the close of business on that dividend payment record date will be entitled to receive the dividend payable on those shares on the corresponding dividend payment date. The redemption price payable on such redemption date will include only the liquidation preference, but will not include any amount in respect of dividends declared and payable on such corresponding dividend payment date.
      In the case of any partial redemption, we will select the shares of preferred stock to be redeemed on a pro rata basis, by lot or any other method that we, in our discretion, deem fair and appropriate.
      Our amended and restated certificate of incorporation provides that we may not redeem the preferred stock if, (i) as of the date of the mailing of the redemption notice, such redemption would, if such date were the date fixed for redemption, reduce our net assets remaining after such redemption below twice the aggregate amount payable upon voluntary or involuntary liquidation, dissolution or winding up to holders of senior stock or parity stock upon such liquidation, dissolution or winding up or (ii) we have not paid or set apart for payment all accumulated dividends for the current and prior dividend periods in respect of shares that have a right to cumulative dividends.
Fundamental Change Requires Us to Purchase Shares of Preferred Stock at the Option of the Holder
      In the event of a fundamental change, you will have the right, at your option, subject to the terms and conditions of the certificate of designations, to require us to purchase any or all of your shares of preferred stock. We will purchase the preferred stock with cash at a price equal to 100% of the liquidation preference of the preferred stock to be purchased plus any accumulated and unpaid dividends, including liquidated damages, if any, to, but excluding, the fundamental change purchase date, unless such fundamental change purchase date falls after a record date and on or prior to the corresponding dividend payment date, in which case (i) we will pay the full amount of accumulated and unpaid dividends payable on such dividend payment date only to the holder of record at the close of business on the corresponding record date and (ii) the purchase price payable on the fundamental change purchase date will include only the liquidation preference, but will not include any amount in respect of dividends declared and payable on such corresponding dividend payment date. We will be required to purchase the preferred stock as of a date that is not less than 30 or more than 60 business days after the occurrence of such fundamental change, which we refer to as a fundamental change purchase date.
      A “fundamental change” is a transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive consideration 90% or more of the fair market value of which is not common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.
      However, notwithstanding the foregoing, holders of preferred stock will not have the right to require us to repurchase any shares of preferred stock upon a fundamental change (and we will not be required to deliver the notice incidental thereto), if either (1) the closing stock price of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the fundamental change or the public announcement thereof, equals or exceeds 105% of the applicable conversion price of the preferred stock immediately before the fundamental change or the public announcement thereof or (2) shares of our common stock are changed into or exchanged for, in addition to any other consideration, securities of the surviving person that represent, immediately after such transaction, 50% or more of the aggregate voting power of the voting stock of the surviving person.
      In addition, holders of shares of preferred stock shall not have the right to require us to repurchase shares of preferred stock upon a fundamental change (i) unless such purchase complies with our indenture governing our senior secured notes and our anticipated amended and restated credit facility and (ii) unless and until our board of directors has approved such fundamental change or elected to take a neutral position with respect to such fundamental change.
      Within 30 business days after the occurrence of a fundamental change, we are obligated to mail to all holders of preferred stock at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law (and issue a press release and publish on our website on the World Wide Web) a notice regarding the fundamental change, stating, among other things:

•	the events causing a fundamental change;

•	the date of such fundamental change;

•	the last date on which the purchase right may be exercised;

•	the fundamental change purchase price;

•	the fundamental change purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustments to the conversion rate;

•	a statement that the preferred stock with respect to which a fundamental change purchase notice is given by the holder may be converted only if the fundamental change purchase notice has been withdrawn in accordance with the terms of the preferred stock; and

•	the procedures that holders must follow to exercise these rights.
      To exercise this right, you must deliver a written notice to the transfer agent prior to the close of business on the business day immediately before the fundamental change purchase date. The required purchase notice upon a fundamental change must state:

•	if certificated shares of preferred stock have been issued, the preferred stock certificate numbers, or if not, such information as may be required under applicable DTC procedures;

•	the number of preferred shares to be purchased; and

•	that we are to purchase such preferred stock pursuant to the applicable provisions of the preferred stock and certificate of designations.
      You may withdraw any fundamental change purchase notice by a written notice of withdrawal delivered to the transfer agent prior to the close of business on the business day before the fundamental change purchase date. The notice of withdrawal must state:

•	the number of the withdrawn shares of preferred stock;

•	if certificated shares of preferred stock have been issued, the preferred stock certificate numbers, or if not, such information as may be required under applicable DTC procedures; and

•	the number, if any, of shares of preferred stock that remain subject to your fundamental change purchase notice.
      A holder must either effect book-entry transfer or deliver the preferred stock to be purchased, together with necessary endorsements, to the office of the transfer agent after delivery of the fundamental change purchase notice to receive payment of the fundamental change purchase price. You will receive payment in cash on the later of the fundamental change purchase date or the time of book-entry transfer or the delivery of the preferred stock. If the transfer agent holds money sufficient to pay the fundamental change purchase price of the preferred stock on the business day following the fundamental change purchase date, then, immediately after the fundamental change purchase date:

•	the shares of preferred stock will cease to be outstanding;

•	dividends will cease to accrue; and

•	all other rights of the holder will terminate.
      This will be the case whether or not book-entry transfer of the preferred stock is made or whether or not the preferred stock is delivered to the transfer agent.
      The fundamental change purchase feature of the preferred stock may in certain circumstances make more difficult or discourage a takeover of NRG. The fundamental change purchase feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate shares of common stock;

•	to obtain control of NRG by means of a merger, tender offer, solicitation or otherwise; or

•	by management to adopt a series of anti-takeover provisions.

      We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a fundamental change with respect to the fundamental change purchase feature of the preferred stock but that would increase the amount of our (or our subsidiaries’) outstanding indebtedness.
      Our ability to purchase shares of preferred stock upon the occurrence of a fundamental change is subject to important limitations. Because we are a holding company, our ability to purchase the preferred stock for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements. If a fundamental change were to occur, we may not have sufficient legally available funds to pay the purchase price in cash for all tendered shares of preferred stock. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting the purchase of the preferred stock under certain circumstances, or expressly prohibit our purchase of the preferred stock upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing shares of preferred stock for cash, we could seek the consent of our lenders to purchase the preferred stock or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase the preferred stock.
Voting Rights
      Each holder of preferred stock will have one vote for each share held by the holder on all matters voted upon by the holders of our capital stock, as well as voting rights specifically provided for in our amended and restated certificate of incorporation or as otherwise from time to time required by law. In addition, whenever (1) dividends on any shares of preferred stock or any other class or series of stock ranking on a parity with the preferred stock with respect to the payment of dividends shall be in arrears for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters or (2) we fail to pay the redemption price on the date shares of preferred stock are called for redemption or the purchase price on the purchase date for shares of preferred stock following a fundamental change, then, in each case, the holders of shares of preferred stock (voting separately as a class with all other series of other preferred stock on parity with the preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two of the authorized number of our directors at the next annual meeting of stockholders and each subsequent meeting until all dividends accumulated on the preferred stock have been fully paid or set aside for payment. Upon election of any additional directors, the number of directors that comprise our board shall be increased by the number of such additional directors. The term of office of all directors elected by the holders of preferred stock will terminate immediately upon the termination of the right of the holders of preferred stock to vote for directors. Each holder of shares of the preferred stock will have one vote for each share of preferred stock held.
      So long as any shares of the preferred stock remain outstanding, we will not, without the consent of the holders of at least two-thirds of the shares of preferred stock outstanding at the time, voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable (1) issue or increase the authorized amount of any class or series of stock ranking senior to the outstanding preferred stock as to dividends or upon liquidation or (2) amend, alter or repeal provisions of our amended and restated certificate of incorporation or of the resolutions contained in the certificate of designations, whether by merger, consolidation or otherwise, so as to amend, alter or affect any power, preference or special right of the outstanding preferred stock or the holders thereof without the affirmative vote of not less than two-thirds of the issued and outstanding preferred stock; provided, however, that any increase in the amount of the authorized common stock or authorized preferred stock or the creation and issuance of other series of common stock or preferred stock ranking on a parity with or junior to the preferred stock as to dividends and upon liquidation will not be deemed to materially and adversely affect such powers, preference or special rights.
Liquidation Preference
      Upon any voluntary or involuntary liquidation, dissolution or winding up of our company resulting in a distribution of assets to the holders of any class or series of our capital stock, each holder of shares of preferred stock will be entitled to payment out of our assets available for distribution of an amount equal to the liquidation preference per share of preferred stock held by that holder, plus all accumulated and unpaid dividends, on those shares to the date of that liquidation, dissolution, winding up, before any distribution is made on any junior stock, including our common stock, but after any distributions on any of our indebtedness or senior stock. After payment in full of the liquidation preference and all accumulated and unpaid dividends to which holders of shares of preferred stock are entitled, holders will not be entitled to any further participation in any distribution of our assets. If, upon any voluntary or involuntary liquidation, dissolution or winding up of our company, the amounts payable with respect to shares of preferred stock and all other parity stock are not paid in full, holders of shares of preferred stock and holders of the parity stock will share equally and ratably in any distribution of our assets in proportion to the liquidation preference and all accumulated and unpaid dividends to which each such holder is entitled.
      Neither the voluntary sale, conveyance, exchange or transfer, for cash, shares of stock, securities or other consideration, of all or substantially all of our property or assets nor the consolidation, merger or amalgamation of our company with or into any corporation or the consolidation, merger or amalgamation of any corporation with or into our company will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of our company.
      We are not required to set aside any funds to protect the liquidation preference of the shares of preferred stock, although the liquidation preference of $1,000 will be substantially in excess of the $0.01 par value of the shares of the preferred stock.
Transfer Agent
      The transfer agent, registrar, dividend disbursing agent, calculation agent and redemption agent for the preferred stock is Wells Fargo Bank, N.A.
Book-Entry System
      The preferred stock was issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the preferred stock. Owners of beneficial interests in the preferred stock represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and transfers are effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the preferred stock, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights provided to the holders of the preferred stock under the global securities or the certificate of designations. Our company and any of our agents may treat DTC as the sole holder and registered owner of the global securities.
      DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Exchange of Global Securities
      The preferred stock, represented by one or more global securities, is exchangeable for certificated securities with the same terms only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days; or

•	we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary).
Registration Rights
      On December 21, 2004, we entered into a registration rights agreement with the placement agents for the benefit of the holders of the preferred stock and our common stock issuable on conversion of the preferred stock. Under this agreement, we agreed to, at our cost:

•	on or prior to the 120th day after the first date of original issuance of the preferred stock, file a shelf registration statement, of which this prospectus is a part, with the SEC covering resales of the preferred stock and our common stock issuable on conversion of the preferred stock;

•	use commercially reasonable efforts to cause the shelf registration statement, of which this prospectus is a part, to be declared effective under the Securities Act no later than 210 days after the first date of original issuance of the preferred stock; and

•	use commercially reasonable efforts to keep the shelf registration statement effective after its effective date until the earlier of: (1) the sale pursuant to such shelf registration statement of all of the preferred stock and any of our common stock issued upon conversion of the preferred stock; (2) the expiration of the holding period applicable to the preferred stock and our common stock issuable upon conversion of the preferred stock held by non-affiliates of NRG under Rule 144 (k) under the Securities Act, or any successor provision; and (3) the date on which all of the preferred stock and any of our common stock issued upon conversion of the preferred stock (i) cease to be outstanding or (ii) have been resold pursuant to Rule 144 under the Securities Act.
      We have the right to suspend use of the shelf registration statement during specified periods of time for any bona fide reason, including pending corporate developments and public filings with the SEC and similar events for a period not to exceed 30 days in any three-month period and not to exceed an aggregate of 90 days in any 12-month period. If the shelf registration statement is not declared effective on or prior to the 210th day after the first date of original issuance of the preferred stock or, after the shelf registration statement has been declared effective, we fail to keep the shelf registration statement effective or usable in accordance with and during the periods specified in the registration rights agreement, other than the periods during which we are permitted to suspend registration, then, in each case, we will pay liquidated damages to all holders of preferred stock and all holders of our common stock issued on conversion of preferred stock equal to (i) in respect of each $1,000 liquidation preference of preferred stock outstanding, at a rate per annum equal to 0.25% of such liquidation preference, and (ii) in respect of any outstanding common stock issued upon conversion of preferred stock, at a rate per annum equal to 0.25% of the liquidation preference of preferred stock that would then be convertible into such number of stock. So long as the failure to file or become effective or such unavailability continues, we will pay liquidated damages in cash on March 15, June 15, September 15 and December 15 of each year to the person who is the holder of record of the preferred stock or common stock issued in respect of the preferred stock, as applicable, on the immediately preceding March 1, June 1, September 1 and December 1. When such registration default is cured, accrued and unpaid liquidated damages through the date of cure will be paid in cash on the subsequent interest payment date to the record holder. Holders of our common stock issued in respect of the preferred stock that have been transferred pursuant to the shelf registration statement or in accordance with Rule 144 or that are eligible for resale under Rule 144(k) will not be entitled to be included in the shelf registration statement covering resales and shall not be entitled to liquidated damages.

      Only holders of registrable securities who have been named in this prospectus and have satisfied certain other conditions will be entitled to receive any additional interest that may be payable because the shelf registration statement is not effective or usable in accordance with and during the periods specified in the registration rights agreement, other than the periods during which we are permitted to suspend registration. Upon any sale or other transfer of any shares of preferred stock or shares of common stock issued upon conversion of preferred stock pursuant to the registration statement of which this prospectus is a part, such shares of preferred stock or shares of common stock, as the case may be, will cease to be registrable securities, and our obligation to pay additional interest, if any, in respect of those shares of preferred stock or shares of common stock will terminate.

LEGAL MATTERS
      The validity of the preferred stock and common stock to be offered by this prospectus is being passed on for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, NY.
EXPERTS
      The consolidated financial statements and schedule of NRG Energy, Inc. as of December 31, 2004, and for the year then ended, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
      The consolidated financial statements of NRG Energy, Inc. as of December 31, 2003 and for the period December 6, 2003 through December 31, 2003, the period January 1, 2003 through December 5, 2003 and the year ended December 31, 2002 incorporated in this prospectus by reference to NRG Energy, Inc.’s annual report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The consolidated financial statements of West Coast Power LLC incorporated in this prospectus by reference to NRG Energy, Inc.’s annual report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.